UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Notice Regarding the Additional Appointment of Accounting Auditor of Sumitomo Mitsui Trust Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: May 13, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

To whom it may concern

May 13, 2011

Sumitomo Mitsui Trust Holdings, Inc.

(Security Code 8309 TSE, OSE, NSE)

Notice Regarding the Additional Appointment of Accounting Auditor of

Sumitomo Mitsui Trust Holdings, Inc.

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces that the Board of Directors has resolved to submit an agendum regarding the additional appointment of accounting auditor to the ordinary general meeting of shareholders to be held on June 29, 2011.

1.	Name and Address of accounting auditor appointed additionally

Name of accounting auditor : KPMG AZUSA LLC

Address of the office : 1-2,Tsukudo-cho, Shinjuku-ku, Tokyo

2.	Accession date (planned)

Jun 29, 2011

3.	Reason for appointing the additional accounting auditor

To ensure the continuity of accounting audit, SMTH will appoint KPMG AZUSA LLC, which is the accounting auditor of The Sumitomo Trust & Banking Co., Ltd (President: Hitoshi Tsunekage; hereinafter “STB”) as the additional accounting Auditor, in addition to Deloitte Touche Tohmatsu Limited, which has been appointed as the accounting auditor of former Chuo Mitsui Trust Holdings, Inc. , in accordance with the management integration on April 1, 2011. We strive to achive both enhancement of auditing system and improvement of efficiency by joint auditing.

For further information, please contact:
IR Office, Financial Planning Department Sumitomo Mitsui Trust Holdings, Inc. Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.